September 24, 2020

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549-8626

Re:	Waycross Independent Trust (the “Trust”) File Nos. 333-239562, 333-248896, and 811-23581

Dear Mr. Bartz:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Waycross Independent Trust (the "Registrant") is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (File No. 333-248896) (the “Registration Statement”) relating to the proposed reorganization of the Waycross Long/Short Equity Fund, a series of Ultimus Managers Trust, into a series of the Trust. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2020, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant files a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in Cincinnati, Ohio on the 24th day of September, 2020.

If you have any further comments or questions about the responses, please contact me at (509) 279-8202 or bo.howell@practus.com.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Vice President
Waycross Independent Trust